SF 657                                                                 SAMPLE

                             EXTENDED COVERAGE RIDER

This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

ELIGIBILITY

The provisions described below will only be applicable if the Insured is living on the Maturity Date shown on the current Data Pages.

RIDER PROVISIONS

This rider provides that after the Maturity Date shown on the current Data
Pages:

1. Your policy will continue in force, and the Maturity Date will be the date of the Insured's death.

2.   The Monthly Policy Charge will be zero.

3.   No additional premium payments will be allowed.

4.   No adjustment options will be available.

5.   Loan payments will be allowed.

6.   Loan interest will continue to be charged.

7. Your policy will automatically change to death benefit Option 1 and no future death benefit option changes will be allowed.

8. All Division values will be transferred to the Money Market Division and no further transfer rights between Divisions will be allowed.

9. We will pay the beneficiary(ies) the death proceeds as described in Your policy, as of the date of the Insured's death.

TERMINATION

This rider ends on:

1.   Termination of Your policy;

2. Our receipt of Your Notice to cancel this rider. Cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our office to record the cancellation.



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                          [GRAPHIC
                          OMITTED][GRAPHIC OMITTEDPrincipal Life
                                                  Insurance Company
                                                  Des Moines, Iowa 50392-0001